EXHIBIT (a)(5)(B)

VESTIN CHAIRMAN INITIATES TENDER OFFER FOR THE COMPANY

Las Vegas – April 6, 2005 – Vestin Group, Inc. (VSTN.PK) announced that Michael V. Shustek, its majority shareholder, has commenced an all cash tender offer to purchase any and all of the outstanding shares of the company he does not presently own for $2.85 per share. Mr. Shustek has filed with the SEC a Tender Offer Statement on Schedule TO with respect to the offer and Vestin has filed with the SEC a Schedule 14D-9 and Schedule 13E-3. The full text of Mr. Shustek’s Offer to Purchase and the related letter of transmittal and other documents have been filed with the Schedule TO. These filings contain important information; investors and shareholders are strongly advised to read them carefully before making any decision with respect to the offer.

The Tender Offer Statement (including the Offer to Purchase, letter of transmittal and other offer documents), the Schedule 14D-9 and the Schedule 13E-3 are available at no charge at the SEC’s website: http://www.sec.gov.

About Vestin Group

Vestin Group, Inc., through its subsidiaries, is engaged in asset management, real estate lending, and other financial services. Its subsidiary, Vestin Mortgage, has facilitated more than $1.5 billion in lending transactions since 1995. Through Vestin Mortgage, Vestin Group manages three funds, Vestin Fund I, LLC, Vestin Fund II, LLC, and Vestin Fund III, LLC. These Funds have assets in the aggregate of approximately $500 million.

Contact:

Steven D. Stern
Stern And Company
702-734-3388